Oncolytics Biotech® Announces Annual General Meeting

Management will also provide its annual corporate update after the conclusion of the meeting

SAN DIEGO, CA and CALGARY, AB, April 30, 2021 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), (the “Company”) today announced that its upcoming 2021 Annual General Meeting (the “Meeting”) will be held virtually at 12:00 p.m. Eastern Daylight Time (ET) on Friday, May 7, 2021. In light of limits on larger gatherings and in the best interest of the health and safety of our employees and shareholders, the Meeting will be held as a virtual-only shareholder meeting. After the Meeting and at the conclusion of shareholder voting, the management team will provide a corporate update and Q&A for institutional investors and analysts, along with a discussion of our first quarter 2021 financial results.

The Company strongly encourages all shareholders, whether or not they plan on virtually attending the Meeting, to vote by completing and submitting their proxies or voting instruction forms, as applicable, well in advance of the Meeting. The deadline for voting or receiving proxies in relation to the Meeting is 12:00 p.m. ET on Wednesday, May 5, 2021. Information on how to vote your shares by proxy is available in the Company’s Management Information Circular dated March 23, 2021 in respect of the Meeting. The information circular is available on the investor relations section of the Company’s website at https://ir.oncolyticsbiotech.com/reports and can also be accessed under the Company’s profile on SEDAR at https://www.sedar.com/ and EDGAR at https://www.sec.gov/edgar.shtml.

Who can Attend and Vote at the Meeting
Registered shareholders (who have not appointed a proxyholder) and duly appointed proxyholders (including non-registered shareholders who appoint themselves as proxyholders) will be able to virtually attend the Meeting, vote and ask questions, all in real-time, provided they are connected to the internet. Non-registered shareholders who have not properly appointed themselves as proxyholder will be able to attend the Meeting as guests, but will not be able to vote or ask questions at the Meeting. Non-registered shareholders who wish to vote and ask questions at the Meeting must appoint themselves as proxyholder and register with our transfer agent, AST Trust Company (Canada) (“AST”) as described in the “How to Appoint and Register a Proxyholder” section below.

How to Appoint and Register a Proxyholder
Non-registered shareholders who wish to appoint themselves and all shareholders (registered and non-registered) who wish to appoint a third party (other than the management nominees identified in the form of proxy or voting information form) as proxyholder to attend the Meeting must carefully follow the instructions in the Circular and on their form of proxy or voting instruction form. After submitting their form of proxy or voting instruction form to appoint themselves or a third party as a proxyholder, shareholders MUST also complete the additional step of registering their proxyholder with AST and obtaining a control number for the Meeting by calling AST at +1-866-751-6315 (within North America) or +1-212-235-5754 (outside of North America) no later than 12:00 p.m. ET on May 5, 2021. Failure to register the proxyholder with AST will result in the proxyholder only being able to join the Meeting as a guest, with no ability to vote or ask questions.

Registered shareholders who wish to attend the Meeting themselves do no need to register a proxyholder and can use the control number provided on their proxy form.

How to Attend and Vote at the Virtual Meeting

Step 1 - Log in online to the webcast at https://web.lumiagm.com/158281614. We recommend that shareholders log in to the webcast as early as possible but not later than 15 minutes before the time of the virtual Meeting to confirm that the web browser they are using is compatible.

Step 2 - Follow these instructions:

Registered shareholders:
•Click “I have a Control Number”
•Enter the control number (the control number provided on the form of proxy)
•Enter the password “oncy2021” (case sensitive)

Duly appointed proxyholders:
•Click “I have a Control Number”
•Enter the control number (the control number provided by AST by email after the proxy voting deadline has passed and after following the steps in the “How to Appoint and Register a Proxyholder” section above)
•Enter the password “oncy2021” (case sensitive)

Guests:
•Click “Guest”
•Complete the online form

For shareholders with the ability to vote at the Meeting, they will be revoking all previously submitted proxies by logging into the virtual Meeting and accepting the terms and conditions; however, they will be provided the opportunity to vote by ballot on the matters put forth at the Meeting. If shareholders do not wish to revoke all previously submitted proxies, then they should not accept the terms and conditions and only enter the meeting as a guest.

Accessing the Annual Corporate Update Presentation
The Annual Corporate Update, which will also discuss first quarter 2021 financial results, beginning immediately following the Meeting at approximately 12:10 p.m. ET, may be accessed via the AGM webcast link, https://web.lumiagm.com/158281614, as a guest or by dialing +1-888-231-8191 for callers in North America and +1-647-427-7450 for International callers. The live webcast of the corporate update section of the call will be accessible on the Investor Relations page of Oncolytics' website at https://ir.oncolyticsbiotech.com/events-presentations and will be archived for three months.
About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing pelareorep, an intravenously delivered immuno-oncolytic virus. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.
Pelareorep has demonstrated synergies with immune checkpoint inhibitors and may also be synergistic with other approved immuno-oncology agents. Oncolytics is currently conducting and planning additional studies of pelareorep in combination with checkpoint inhibitors and targeted therapies in solid and hematological malignancies, as it prepares for a phase 3 registration study in metastatic breast cancer. For further information, please visit: www.oncolyticsbiotech.com.
This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as "forward-looking statements"). Forward-looking statements contained in this press release include statements regarding Oncolytics’ belief as to the potential and benefits of pelareorep as a cancer therapeutic; Oncolytics’ expectations as to the purpose, design, outcomes and benefits of its current or pending clinical trials involving pelareorep; and other statements related to anticipated developments in Oncolytics’ business and technologies. In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. Such forward-looking statements involve known and unknown risks and uncertainties, which could cause Oncolytics’ actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, Oncolytics’ ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. In particular, we may be impacted by business interruptions resulting from COVID-19 coronavirus, including operating, manufacturing supply chain, clinical trial and project development delays and disruptions, labour shortages, travel and shipping disruption, and shutdowns (including as a result of government regulation and prevention measures). It is unknown whether and how Oncolytics may be affected if the COVID-19 pandemic persists for an extended period of time. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition. Investors should consult Oncolytics’ quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake any obligation to update these forward-looking statements, except as required by applicable laws.

Company Contact Kirk Look Chief Financial Officer +1-403-670-7658 KLook@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors +1-917-679-9282 tim@lifesciadvisors.com